UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

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The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

AMERICAN ENERGY PRODUCTION, INC.
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(Name of Company)

6073 HWY 281 SOUTH
MINERAL WELLS, TEXAS 76067

Address of Principal Business Office
(Number and Street, City, State and Zip Code)

(210) 410-8158

Telephone Number (including area code)

 333-52812

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

American Energy Production, Inc. (the “Company”) determined, based on the nature of its investments, that the Company was not currently required to be regulated as a business development company under the Investment Company Act of 1940, as amended, (the “1940 Act”) because it does not meet the definition of an “investment company” in the 1940 Act. This is due to the fact that its non-cash assets consist almost entirely of investments in companies that it wholly-owns. Thus, it is operating, and intends to operate on a going-forward basis, as a holding company rather than an investment company.

Accordingly, on March 13, 2007, at a special meeting of the shareholders of the Company, a majority of the outstanding voting securities of the Company approved the authorization of the board of directors of the Company to withdraw the Company’s election to be treated as a business development company under the 1940 Act.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Dallas, Texas on the 3rd day of April 2007.

AMERICAN ENERGY PRODUCTION, INC.

By:	/s/ Charles Bitters

President

Attest:	/s/ Larry Horner

Director